UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

141, Uisadang-daero, Yeongdeungpo-gu, Seoul 07332, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Record Date for the Annual General Meeting of Shareholders

On December 14, 2020, KB Financial Group Inc. (“KB Financial Group”) announced that the record date for the annual general meeting of shareholders (the “AGM”) for fiscal year 2020 is December 31, 2020. KB Financial Group will close its shareholder registry book from January 1, 2021 to January 31, 2021 to determine the shareholders who will be eligible to exercise their rights as shareholders of KB Financial Group at the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: December 14, 2020	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Senior Executive Vice President and Chief Finance Officer